[redacted]

05013002

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE

CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

WRITER'S DIRECT NUMBER:

Direct Number: (216) 586-7314

kjcorrigan@jonesday.com

JP412523:1357211

930210-005011

November 30, 2005

SUPPL

RECEIVED 2005 DEC -2 P 3:59 OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Bespac plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

PROCESSED

DEC 05 2005

THOMSON FINANCIAL

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 12/5

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Karen J. Corrigan

cc: Mr. Matthew Lobo (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)

BLUEPRINT 2000

363a

RECEIVED
2005 DEC -2 P 3:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 406711

Company Name in full Bespak plc

Date of this return

The information in this return is made up to

Day	Month	Year
2 0	0 9	2 0 0 5

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

*Any change of registered office **must** be notified on form 287.*

Blackhill Drive, Featherstone Road, Wolverton Mill

South

Post town: Milton Keynes

County / Region: Bucks.

UK Postcode: MK12 5TS

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

3310 7415

If the code number cannot be determined, give a brief description of principal activity.

Holding company

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent — UK Postcode: BR3 4TU

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Please tick the appropriate box

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Miss

Forename(s): Alexandra Louise

Surname: Scott

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 48 St Albans Avenue

Post town: Chiswick

County / Region: London — UK Postcode: W4 5JP

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	19 02 1949
Forename(s)	Adrian Richard
Surname	Auer
Address †† [ ]	88 Oglander Road, East Dulwich
Post town	London
County / Region	
UK Postcode	SE15 4EN
Country	England
Nationality	British
Business occupation	Company director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	19 11 1940
Forename(s)	John Patrick
Surname	Cashman
Address †† [ ]	51 Wellington Road
Post town	Dublin 4
County / Region	
UK Postcode	
Country	Eire
Nationality	Irish
Business occupation	Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	17 08 1960
Forename(s)	Martin Peter
Surname	Hopcroft
Address †† ☐	1 The Pastures, Edlesborough
Post town	Dunstable
County / Region	Beds
UK Postcode	LU6 2HL
Country	England
Nationality	British
Business occupation	Finance Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	Mr
Date of birth (Day Month Year)	10 09 1943
Forename(s)	William George
Surname	Meredith
Address †† ☐	8484 Lake Elmo Avenue North
Post town	Stillwater
County / Region	Minneapolis
UK Postcode	55082
Country	U.S.A.
Nationality	American
Business occupation	Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title:

Date of birth (Day Month Year): 2 2 | 1 2 | 1 9 4 0

Forename(s): John Harris

Surname: Robinson

Address ††: 20 Mill Lane

Post town: Elloughton

County / Region: East Yorkshire

UK Postcode: HU15 1JL

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.**

* Style / Title:

Date of birth (Day Month Year): 3 0 | 0 3 | 1 9 5 1

Forename(s): Mark Crandall

Surname: Throdahl

Address ††: 38 Carteret Road

Post town: Allendale

County / Region: New Jersey

UK Postcode: 07401

Country: U.S.A.

Nationality: American

Business occupation: Chief Executive

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
ORDINARY	26,837,717	£2,683,771.70
Totals	26,837,717	2,683,771.70

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period	[ ]	
A list of changes is enclosed	[ ]	[ ]
A full list of shareholders is enclosed	[ ]	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 26.9.05

† a ~~director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

RECEIVED 2005 DEC -? P 3: OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 23, Month 09, Year 2005	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	900		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter Adams	Class of shares allotted: £0.10 ORDINARY	Number allotted: 450
Address: 18 Perkin Field, Terrington St Clement, King's Lynn, Norfolk		
UK postcode: PE34 4JR		
Name: James Hare	Class of shares allotted: £0.10 ORDINARY	Number allotted: 450
Address: Woodstock, 3 Back Lane, Pott Row, King's Lynn, Norfolk		
UK postcode: PE32 1BT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 23-9-05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,385		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Philip Mason	Class of shares allotted £0.10 ORDINARY	Number allotted 360
Address 6 Ullswater Avenue, South Wootton, King's Lynn, Norfolk		
UK postcode PE30 3NJ		
Name Karen Wilson	Class of shares allotted £0.10 ORDINARY	Number allotted 90
Address Flat 17, The Granaries, Baker Lane, King's Lynn, Norfolk		
UK postcode PE30 1HY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15.9.05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

BLUEPRINT 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Billington Address: 5 Little Park, Bovingdon, Herts UK postcode: HP3 0JB	£0.10 ORDINARY	450
Name: Steven Hughes Address: 8 Langham Street, King's Lynn, Norfolk UK postcode: PE30 5LT	£0.10 ORDINARY	675
Name: David Kempster Address: 9 Beethoven Close, Old Farm Park, Milton Keynes UK postcode: MK7 8PL	£0.10 ORDINARY	360
Name: Ian MacPherson Address: 358 Wootton Road, King's Lynn, Norfolk UK postcode: PE30 3EB	£0.10 ORDINARY	450

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ **Date** __________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02 09 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20,218		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Janet Kidd Address 10 The Firs, Downham Market, Norfolk UK postcode PE38 9SJ	Class of shares allotted £0.10 ORDINARY	Number allotted 642
Name Mr Ricky Lemma Address 1 White Sedge, Marsh Lane, King's Lynn, Norfolk UK postcode PE30 3PN	Class of shares allotted £0.10 ORDINARY	Number allotted 450
Name Mr Michael Lewarne Address 31 Fenland Road, Reffley Estate, King's Lynn, Norfolk UK postcode PE30 3ET	Class of shares allotted £0.10 ORDINARY	Number allotted 450
Name Mr Paul Lewis Address 14 Glebe Estate, Tilney All Saints, King's Lynn, Norfolk UK postcode PE34 4SN	Class of shares allotted £0.10 ORDINARY	Number allotted 900

Please enter the number of continuation sheets (if any) attached to this form 6

Signed [signature] Date 15·9·05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel
DX number DX exchange

BLUEPRINT 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Ms Annette Lucraft **Address** 8 Tintern Grove, South Wootton, King's Lynn, Norfolk **UK postcode** PE30 3TN	£0.10 ORDINARY	720
Name Mr Timothy Mann **Address** 14 Brook Road, Dersingham, King's Lynn, Norfolk **UK postcode** PE31 6LG	£0.10 ORDINARY	1,530
Name Mr Andrew McCallum **Address** 24 Avon Road, South Wootton, King's Lynn, Norfolk **UK postcode** PE30 3LS	£0.10 ORDINARY	900
Name Mr Stephen Nobbs **Address** 5 St Botolphs Close, South Wootton, King's Lynn, Norfolk **UK postcode** PE30 3TH	£0.10 ORDINARY	900

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Company No 406711

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Daljit Ohbi Address: 87 Deep Spinney, Biddenham, Bedford UK postcode: MK40 4QJ	£0.10 ORDINARY	450
Name: Mrs Marion Paddison Address: 7 All Saints Way, Beachamwell, Swaffham, Norfolk UK postcode: PE37 8BT	£0.10 ORDINARY	1,080
Name: Mrs Susan Jane Parsons Address: 42 St Benets Grove, Wootton Green , South Wootton, King's Lynn, Norfolk UK postcode: PE30 3TQ	£0.10 ORDINARY	720
Name: Mr Roberto Pierri Address: 110 Gayton Road, King's Lynn, Norfolk UK postcode: PE30 4ER	£0.10 ORDINARY	450

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Timothy Rudd Address: 6 Pingles Road, North Wootton, King's Lynn, Norfolk UK postcode: PE30 3UF	£0.10 ORDINARY	360
Name: Mr Neil Rumbelow Address: 2 Rainsthorpe, South Wootton, King's Lynn, Norfolk UK postcode: PE30 3UF	£0.10 ORDINARY	2,251
Name: Ms Donna Russell Address: 1 Ickworth Close, Wootton Ride, South Wootton, King's Lynn, Norfolk UK postcode: PE30 3TZ	£0.10 ORDINARY	900
Name: Mr Richard Rye Address: Craggley Cottage, Islington, King's Lynn, Norfolk UK postcode: PE34 3BH	£0.10 ORDINARY	630

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Mr Alan Smiley Address: 26 Mendip Way, Luton, Beds UK postcode: LU3 3JL	£0.10 ORDINARY	360
Name: Mr David Smith Address: 10 Montgomery Park, Bishops Park, King's Lynn, Norfolk UK postcode: PE30 4YH	£0.10 ORDINARY	675
Name: Ms Mandy Smith Address: 59 Sir Lewis Street, King's Lynn, Norfolk UK postcode: PE30 2AL	£0.10 ORDINARY	270
Name: Mrs Linda Sprunt Address: 38 Gaskell Way, Reffley Estate, King's Lynn, Norfolk UK postcode: PE30 3SD	£0.10 ORDINARY	450

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mr Derek Stocks Address Lynndell, 6 The Walnuts, Grimston, King's Lynn, Norfolk UK postcode PE32 1BA	£0.10 ORDINARY	270
Name Mr David Stringer Address 28 Chase Avenue, King's Lynn, Norfolk UK postcode PE30 5RE	£0.10 ORDINARY	1,350
Name Mr Neil Sturch Address 10 Burcott Close, Bierton, Aylesbury, Bucks. UK postcode HP22 5DH	£0.10 ORDINARY	270
Name Mr Terence Thompson Address 4 Beech Avenue, South Wootton, King's Lynn, Norfolk UK postcode PE30 3JR	£0.10 ORDINARY	990

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** ____________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Company No 406711

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Mrs Denise Weir Address: The Bakers Cottage, 6 Fen Lane, Pott Row, King's Lynn, Norfolk UK postcode: PE32 1DA	£0.10 ORDINARY	630
Name: Mr John Wingfield Address: 11 Robin Kirkham Way, Clenchwarton, King's Lynn, Norfolk UK postcode: PE34 4BB	£0.10 ORDINARY	360
Name: Mr Jonathan Wrobel Address: 390 Lynn Road, Setchey, King's Lynn, Norfolk UK postcode: PE33 0BD	£0.10 ORDINARY	360
Name: Mr Stephen Youngs Address: 43 Barsham Drive, South Wootton, King's Lynn, Norfolk UK postcode: PE30 3TT	£0.10 ORDINARY	900

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

RECEIVED 2005 DEC -2 P 3:10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Day	Month	Year
Date of termination of appointment	0 8	0 9	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Sir * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): John Alexander Raymond

Surname: Chisholm

	Day	Month	Year
† Date of Birth	2 7	0 8	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 9.9.05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12
5TS, England Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 08 Month 09 Year 2005	Day Month Year

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,225		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for the which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Alvey Address: 8 Bainton Road, Barnack, Stamford, Lincs. UK postcode: PE9 3DT	£0.10 ORDINARY	675
Name: Robert Barton Address: Marazion, Church Lane, South Wootton, King's Lynn, Norfolk UK postcode: PE30 3LJ	£0.10 ORDINARY	900
Name: Colin Cook Address: 50 Aylmer Drive, Tilney St Lawrence, King's Lynn, Norfolk UK postcode: PE34 4RQ	£0.10 ORDINARY	450
Name: Graham Eley Address: 2 The Gables, Hillside Road, Hastings, East Sussex UK postcode: YN34 2JU	£0.10 ORDINARY	900

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 15-9-05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Bespak plc, Blackhill Drive, Featherstone Road,
Wolverton Mill South, Milton Keynes, Bucks, MK12 5TS,
England Tel
DX number DX exchange

BLUEPRINT 2000

Company No 406711

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mark Lindsay Address: 6 Townsend Close, Milton, Cambridge UK postcode: CB4 6DN	£0.10 ORDINARY	900
Name: Ian Lockheart Address: 47 Extons Road, King's Lynn, Norfolk UK postcode: PE30 5NT	£0.10 ORDINARY	900
Name: Nigel Mason Address: 108 High Street, Ringstead, Hunstanton, Norfolk UK postcode: PE36 5JU	£0.10 ORDINARY	1,350
Name: Thomas O'Brien Address: 22A Farrer Street, Kempston, Bedford UK postcode: MK42 8JH	£0.10 ORDINARY	450

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** ______________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Mary Taylor	£0.10 ORDINARY	900
Address: 26 Gaskell Way, Reffley Estate, KIng's Lynn, Norfolk		
UK postcode: PE30 3SD		
Name: Terance Widdison	£0.10 ORDINARY	900
Address: 50 St Peters Road, King's Lynn, Norfolk		
UK postcode: PE34 3LB		
Name: Ann Williamson	£0.10 ORDINARY	900
Address: Lamorna, 33A Lynn Road, Grimston, King's Lynn, Norfolk		
UK postcode: PE32 1AB		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** __________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full BESPAK PLC

	Day	Month	Year
Date of termination of appointment	30	09	2005

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: MISS * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ALEXANDRA LOUISE

Surname: SCOTT

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30/09/05

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/~~secretary/administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES, BUCKS
MK12 5TS Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full BESPAK PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	10	2005
† Date of Birth			

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: * Honours etc:

Forename(s): MATTHEW JOSEPH EDWIN

Surname: LOBO

Previous forename(s): Previous surname(s):

Usual residential address: 7 THE PADDOCKS, HILTON

Post town: HUNTINGDON Postcode: PE28 9QT

County / Region: CAMBS Country: U.K.

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 01/10/05

A director, secretary etc must sign the form below.

Signed [signature] **Date** 30/09/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD,
WOLVERTON MILL SOUTH, MILTON KEYNES, BUCKS
MK12 5TS Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

† Directors only.

Company Number 406711

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 406711

Company Name in full BESPAK PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 11 / 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,784.	807.	11.
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share *(including any share premium)*	£4.22	£3.18	£4.34

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: CATHERINE BROWN	£0.10 ORDINARY	1,170
Address: RIVENDELL, 104 ELVINGTON, SPRINGWOOD, KING'S LYNN		
UK postcode: PE30 4TA		
Name: GARY SAPWELL	£0.10 ORDINARY	225
Address: 27 PARSLEY CLOSE, WALNUT TREE, MILTON KEYNES.		
UK postcode: MK7 7DA		
Name: J. F. TILSLEY	£0.10 ORDINARY	1,207
Address: 20 FIR TREE DRIVE, WEST WINCH, KING'S LYNN		
UK postcode: PE33 0PQ		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 01/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

BESPAK PLC, BLACKHILL DRIVE, FEATHERSTONE ROAD, WOLVERTON MILL SOUTH, MILTON KEYNES MK12 5TS Tel

DX number DX exchange

BLUEPRINT 2000

BLUEPRINT 2000

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	406711
Company Name in full	BESPAK PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	360		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£4.22		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name AMANDA LOASBY	Class of shares allotted: £0.10 ORDINARY	Number allotted: 360
Address 156 WOOTON ROAD KING'S LYNN NORFOLK		
UK postcode PE30 4BU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 4/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Regulatory Announcement

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bespak

Company	Bespak PLC
TIDM	BPK
Headline	Peter Fellner Appointment
Released	07:00 14-Nov-05
Number	0477U

For immediate release

Bespak plc

Appointment of Dr. Peter Fellner as Non-Executive Director

Bespak plc (LSE: BPK), a leader in specialty medical devices, today announces the appointment of Dr. Peter Fellner as a Non-Executive Director with immediate effect.

Dr. Fellner, aged 61, is Chairman of Vernalis plc and Astex Therapeutics Ltd. He is a Non-Executive Director of UCB SA, Qinetiq Group plc, Evotec AG and Isis Innovation Ltd. From 1990 to 2003 he was Chief Executive of Celltech Group plc, following which he was Chairman until 2004, when the business was acquired by UCB.

Commenting on Dr. Fellner's appointment, John Robinson, Bespak Chairman, commented: "We are delighted to have attracted an executive of Peter Fellner's stature to our board. His perspectives on growing technology-led companies organically and by acquisition will be invaluable."

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525241**
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc
Bespak, a leader in specialty medical devices, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder device, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK, is a public company quoted on the Official List of the London Stock Exhange (LSE: BPK). For more information, please visit www.bespak.com.

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bespak

Company	Bespak PLC
TIDM	BPK
Headline	Trading Statement
Released	07:00 14-Nov-05
Number	0493U

For immediate release **14 November 2005**

Bespak plc

Trading update for the 26 weeks to 29 October 2005

Bespak plc (LSE: BPK), a leader in specialty medical devices, announces that trading in the first half was in line with its expectations. There has been replenishment of the CFC valve supply chain in the US following the FDA ruling on phase-out of CFC albuterol formulations, continuing growth in HFA valve sales and inventory building by customers of US-manufactured products in advance of closure of the Cary facility.

Looking ahead, two key events will continue to influence Bespak's performance. Firstly, customers in the US are continuing to develop their marketing plans for the replacement of CFC with HFA in albuterol formulations by December 2008. Secondly, Bespak awaits the approval of Exubera®. In September the FDA's clinical advisory panel recommended approval of Exubera® in the US, whilst in October the Committee for Medicinal Products for Human Use (CHMP) of the EMEA recommended approval of Exubera® in Europe.

In the second half, we expect additional expenditure to strengthen the businesses, general inflationary cost pressures and reversal of inventory building by customers of previously US-manufactured products that have been transferred to the UK, which leads us to be cautious in the short term. However, we are increasingly confident in the prospects for growth from Exubera®.

Bespak will report its interim results on 18 January 2006.

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525 241**
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**
Tim Thompson / Mark Court / Mary-Jane Johnson

About Bespak plc
Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK, is a public company quoted on the Official List of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

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Company	Bespak PLC
TIDM	BPK
Headline	Share Incentive Plan
Released	14:51 08-Nov-05
Number	8174T

bespak

For immediate release **8 November 2005**

Bespak Share Incentive Plan

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak plc was notified on 8th November 2005 that on 7th November 2005 Capita IRG Trustees Limited, the independent trustee of the Bespak Share Incentive Plan, acquired the following number of Bespak ordinary shares at £5.37 per share on behalf of the following persons discharging managerial responsibility:

J Barry	24
A L Clark	23
C M Hall	23

This announcement is made in accordance with Disclosure Rule 3.1.4R(1).

Matthew Lobo
Company Secretary

01908 525211

END
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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	09:30 26-Oct-05
Number	1740T

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From **26 April 2005** to **25 October 2005**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **43,422**

5. Number of shares issued/allotted under scheme during period: **Nil**

6. Balance under scheme not yet issued/allotted at end of period: **43,422**

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission: **50,000 Ordinary shares on 25 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **26,838,617**

Contact for queries: **Matthew Lobo**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Matthew Lobo, Company Secretary**

Telephone: **01908 525211**

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:02 24-Oct-05
Number	0486T

bespak

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: **From 23 April 2005 to 22 October 2005**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **50,000**

5. Number of shares issued/allotted under scheme during period: **32,728**

6. Balance under scheme not yet issued/allotted at end of period: **17,272**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **50,000 Ordinary shares on 16 April 1997**

Please confirm total number of shares in issue at the end of the period in order for us to update our records: **26,838,617**

Contact for queries: **Matthew Lobo**

Address: **Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS**

Name of person making return: **Matthew Lobo, Company Secretary**

Telephone: **01908 525211**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

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Company	Bespak PLC
TIDM	BPK
Headline	Exubera Update
Released	12:49 14-Oct-05
Number	6952S

bespak

For immediate release 14 October 2005

Bespak plc

Welcomes Positive Opinion on Exubera®

Bespak plc (LSE: BPK), a leader in specialty medical devices, is pleased to note that Pfizer Inc announced yesterday that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Evaluations Agency (EMEA) has issued a positive opinion recommending the approval of Exubera® inhaleable insulin for the treatment of type 1 and type 2 diabetes in adults.

The proposed therapeutic indication for Exubera® is for the treatment of adult patients with type 2 diabetes not adequately controlled with oral antidiabetic agents and requiring insulin therapy; and for the treatment of adult patients with type 1 diabetes, in addition to long or intermediate acting subcutaneous insulin, for whom the potential benefits of adding inhaled insulin outweigh the potential safety concerns.

Exubera®, which is the product of a joint-development program between Pfizer and sanofi-aventis, is an inhaled rapidly acting insulin that is inhaled into the lungs prior to eating, using a proprietary inhalation device and powdered insulin formulation developed by Nektar Therapeutics. The product represents a major advance in insulin delivery and will be the first non-injectable form of insulin available since the discovery of the drug in the 1920s.

Bespak, in conjunction with Nektar, has developed the production process and will manufacture the proprietary inhalation device for Exubera®.

Exubera® was filed with the US Food & Drug Administration (FDA) on 2nd March 2005, and an FDA advisory committee recommended the approval of Exubera® on 8th September for the treatment of adults with type 1 and 2 diabetes. Pfizer awaits the approval by the FDA in the US as well as approval by the European Commission.

It is anticipated that once fully launched, Exubera® will be a significant source of revenue growth for Bespak's Device & Manufacturing Services division.

Mark Throdahl, Bespak's Chief Executive, said: "We are delighted by this recommendation from the CHMP, which moves us closer to European regulatory approval of this important new treatment for diabetes."

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 20 1908 552 600
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

Notes for Editors:

About Bespak plc

Bespak, a specialty medical devices company, is at the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group, which has facilities in King's Lynn and Milton Keynes in the UK, is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About diabetes

It is estimated that nearly 180 million people worldwide suffer from diabetes, and the number is expected to rise to 300 million people in the next 20 years. Currently, diabetes and its complications account for more than $100 billion in healthcare costs annually in the United States.

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Company	Bespak PLC
TIDM	BPK
Headline	Share Incentive Plan
Released	10:16 11-Oct-05
Number	4808S

bespak

For immediate release **11 October 2005**

Bespak Share Incentive Plan

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak plc was notified on 10th October 2005 that on 7th October 2005 Capita IRG Trustees Limited, the independent trustee of the Bespak Share Incentive Plan, acquired the following number of Bespak ordinary shares at £5.45 per share on behalf of the following persons discharging managerial responsibility:

J Barry	23
A L Clark	23
C M Hall	23

This announcement is made in accordance with Disclosure Rule 3.1.4R(1).

Matthew Lobo
Company Secretary

01908 525211

END
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Company	Bespak PLC
TIDM	BPK
Headline	New Company Secretary
Released	07:00 04-Oct-05
Number	1343S

RNS Number:1343S
Bespak PLC
04 October 2005

For immediate release 4 October 2005

Bespak plc

Appointment of Company Secretary

Bespak plc (LSE: BPK), a leader in specialty medical devices, has appointed Matthew Lobo as Company Secretary from 1 October 2005.

The Board wishes to thank Louise Scott for her considerable contribution as the previous Company Secretary and wishes her every success in the future.

ENDS

For further information please call:

Bespak plc +44 (0) 1908 552 600
Mark Throdahl - Chief Executive
Martin Hopcroft - Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	13:27 30-Sep-05
Number	0311S

bespak

RNS Number:0311S
Bespak PLC
30 September 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 30 March 2005 to 30 September 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 400,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,838,617

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

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Company	Bespak PLC
TIDM	BPK
Headline	Director/PDMR Shareholding
Released	14:33 09-Sep-05
Number	0912R

RNS Number:0912R
Bespak PLC
09 September 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak Share Incentive Plan

Bespak plc was notified today that on 7 September 2005 Capita IRG Trustees Limited, the independent trustee of the Bespak Share Incentive Plan, acquired the following number of Bespak ordinary shares at £5.335 per share on behalf of the following persons discharging managerial responsibility:

J Barry	23
A L Clark	24
C M Hall	23

This announcement is made in accordance with Disclosure Rule 3.1.4R(1).

Louise Scott
Company Secretary

01908 525240

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Bespak PLC
TIDM	BPK
Headline	Result of AGM
Released	16:51 08-Sep-05
Number	0425R

bespak

RNS Number:0425R
Bespak PLC
08 September 2005

Bespak plc Annual General Meeting

The Annual General Meeting of Bespak plc was held at Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 on Thursday 8 September 2005.

All resolutions put to the meeting were passed on a show of hands. The proxy votes cast in respect of the resolutions were as follows:

RESOLUTION	DISCRETION TO CHAIRMAN	WITHELD	FOR	AGAINST
1. To accept the accounts for the 52 weeks ended 30 April 2005	22,726	0	18,050,955	0
2. To declare the final dividend	22,446	0	18,051,235	0
3. To re-elect Mr Jack Cashman as a director	24,039	1,100	17,855,382	193,160
4. To re-elect Mr Martin Hopcroft as a director	22,446	1,100	17,865,175	184,960
5. To elect Adrian Auer as a director	23,884	1,529	17,863,308	184,960
6. To approve the Remuneration Report	24,239	213,923	17,611,206	224,313
7. To re-appoint the auditors and authorise the directors to determine their remuneration	31,246	0	18,023,195	19,240
8. To renew the authority to allot shares under s80 of the Companies Act 1985	23,964	1,542	18,039,660	8,515
9. To renew the authority to disapply the statutory pre-emption rights	24,418	1,542	18,032,983	14,738
10. To renew the authority for the Company to make market purchases of its own shares	23,668	18,960	18,021,178	9,875
11. To adopt the Bespak 2005 Long-Term Incentive Plan	22,446	19,046	17,605,413	426,776
12. To amend the rules of the	23,439	4,917	17,832,241	213,084

Bespak 1996 Savings related
Share Option Scheme

Resolutions 1 to 8 (inclusive) and resolutions 11 and 12 were passed as ordinary resolutions and resolutions 9 and 10 were passed as special resolutions. The full text of the resolutions is set out in the Notice of Annual General Meeting, a copy of which has been made available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. +44 (0)20 7676 1000

Louise Scott

Company Secretary

8 September 2005

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	AGM Statement
Released	07:00 08-Sep-05
Number	9825Q

bespak

For immediate release

8 September 2005

Bespak plc

ANNUAL GENERAL MEETING

The Annual General Meeting of Bespak plc (LSE: BPK), the specialty medical devices company, is being held today at which John Robinson, Chairman, will make the following statement:

"Bespak solidly delivered its sales and profit plan in the year ended 30 April 2005, increasing earnings per share before exceptionals by 6% to 32.8p on a 5% decline in turnover to £79.4m. Operating cash flow increased 8% and the Group finished the year with net cash of £17.4m.

"Trading in the first quarter of the current financial year has been encouraging. Closure of the manufacturing facility in the USA has progressed to plan and the Group remains confident in its outlook for the year."

For further information please call:

Bespak plc +44 (0) 1908 552 600
Mark Throdahl – Chief Executive
Martin Hopcroft – Group Finance Director

Buchanan Communications +44 (0) 20 7466 5000
Tim Thompson / Mark Court / Mary-Jane Johnson

END

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Regulatory Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Director/PDMR Shareholding
Released	09:22 30-Aug-05
Number	5782Q

bespak

RNS Number:5782Q
Bespak PLC
30 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

On 26 August 2005 Bespak plc was notified that Joseph Barry had acquired 1,000 Bespak ordinary shares at £5.40 per share on 26 August 2005.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1) (a).

Louise Scott
Company Secretary

01908 525240

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Bespak PLC
TIDM	BPK
Headline	Annual Information Update
Released	14:18 18-Aug-05
Number	2544Q

bespak

RNS Number:2544Q
Bespak PLC
18 August 2005

Bespak plc

Annual Information Update

In accordance with Prospectus Rule 5.2, the following information has been published or made available to the public in the 12 months up to and including 18 August 2005.

The following announcements have been made via RNS, a Regulatory Information Service.

Date of Announcement	Regulatory Headline
9 September 2004	AGM statement
9 September 2004	Result of AGM
9 September 2004	Director shareholding
27 September 2004	Blocklisting interim review
29 September 2004	Appointment of broker
22 October 2004	Block listing interim review
22 October 2004	Block listing interim review
25 October 2004	Block listing interim review
25 October 2004	Holding(s) in Company
1 November 2004	Trading statement
3 November 2004	Holding(s) in Company
16 November 2004	Director shareholding
29 November 2004	Holding(s) in Company
16 December 2004	Holding(s) in Company
4 January 2005	Notification of results
19 January 2005	Interim results
24 January 2005	Blocklisting interim review
21 February 2005	Holding(s) in Company
2 March 2005	Filing of Exubera in US
21 March 2005	Collaboration with airPharma
29 March 2005	Blocklisting interim review
1 April 2005	New NED appointment
14 April 2005	Holding(s) in Company
22 April 2005	Blocklisting interim review
25 April 2005	Blocklisting interim review
26 April 2005	Holding(s) in Company
10 May 2005	Trading statement
23 May 2005	Holding(s) in Company
27 May 2005	Holding(s) in Company
8 June 2005	Holding(s) in Company
9 June 2005	Holding(s) in Company
15 June 2005	Holding(s) in Company
22 June 2005	Notification of results
13 July 2005	Final results
22 July 2005	Holding(s) in Company
25 July 2005	Blocklisting interim review
18 August 2005	Director/PDMR shareholding
18 August 2005	Annual report and accounts

In accordance with the provisions of Article 27.3 of the Prospectus Directive Regulation, we confirm that to the best of our knowledge, information relating

to "Holdings in Company", "Directors' Shareholdings" and "Director/PDMR Shareholdings" is up to date at the date of this announcement but it is acknowledged that such disclosures may, at any time, become out of date, due to changing circumstances.

Details of all regulatory announcements for Bespak plc can be found on the prices page of the London Stock Exchange website at www.londonstockexchange.com and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The Colonnade, Canary Wharf, London E14 5HS.

The Company has also made the following filings with Companies House:

Date of Filing	Document filed
11 September 2004	Resolutions approving the Section 80 authority to allot relevant securities, the Section 95 authority regarding the disapplication of pre-emption rights and the market purchase of its own shares
29 September 2004	Annual return
1 October 2004	Annual accounts for the 52 weeks ended 1 May 2004
13 May 2005	Appointment of director

Copies of these documents can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

Further information is available regarding the Company and its activities on its website at www.bespak.com.

The Bespak plc Annual Report 2005 and the AGM circular was filed with the UKLA Document Viewing Facility on 15 August 2005 and can also be found on the Company's website or on application to the Company Secretary.

Louise Scott
Company Secretary
01908 525240

18 August 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Annual Report and Accounts
Released	14:11 18-Aug-05
Number	2539Q

bespak

RNS Number:2539Q
Bespak PLC
18 August 2005

Publication of Bespak plc's 2005 Annual Report

Bespak plc issued its 2005 Annual Report and Accounts on 12 August 2005. A copy of the document together with the Company's Notice of Annual General Meeting, has been submitted to the UK Listing Authority, and is available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. +44 (0)20 7676 1000

A L Scott
Company Secretary

18 August 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Director/PDMR Shareholding
Released	10:03 18-Aug-05
Number	2336Q

bespak

RNS Number:2336Q
Bespak PLC
18 August 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Bespak Share Incentive Plan

Bespak plc was notified on 17 August 2005 that on 12 August 2005 Capita IRG Trustees Limited, the independent trustee of the Bespak Share Incentive Plan, acquired the following number of Bespak ordinary shares at £5.40 per share on behalf of the following directors and persons discharging managerial responsibility:

M P Hopcroft*	296
A L Clark	240
K Djamarani	148
C M Hall	185

* Director

This announcement is made in accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1).

Louise Scott
Company Secretary

01908 525240

END

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Regulatory Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:47 25-Jul-05
Number	2506P

bespak

RNS Number:2506P
Bespak PLC
25 July 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 25 January 2005 to 25 July 2005

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	14:33 22-Jul-05
Number	2153P

RNS Number:2153P
Bespak PLC
22 July 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,310,000

Mineworkers Pension Scheme (Chase GIS) Nominees Ltd a/c MPSX - 1,037,240

British Coal Staff Superannuation Scheme (Chase GIS) Nominees Ltd a/c BCSSSX - 992,866

Nortrust Nominees Limited - 225,000

5) Class of security: Ordinary

6) Date company informed: 22 July 2005

7) Total holding following this notification: 5,565,106

8) Total percentage holding of issued class following this notification: 20.761

9) Any additional information: Shares in issue 26,805,889

10) Name of contact and telephone number for queries: Louise Scott, 01908 525240

11) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification: 22 July 2005

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Final Results
Released	07:00 13-Jul-05
Number	8131O

bespak

Immediate Release

13 July 2005

Bespak plc

Preliminary results for the 52 weeks to 30 April 2005

Bespak (LSE: BPK), a leader in specialty medical devices, today announces its preliminary results for the 52 weeks to 30 April 2005.

Highlights

- Earnings per share before exceptionals increased 6% to 32.8p (2004: 30.9p restated)
- Profit before tax and exceptionals increased 1% to £11.5m (2004: £11.3m restated) representing an increase in profit margin to 14.4% (2004: 13.6% restated)
- Turnover declined 5% to £79.4m (2004: £83.2m) due to sales of the Group's largest contract manufactured product returning to normal levels
- Exceptional costs of £6.1m associated with Cary plant closure, which is on track for shutdown in August 2005
- After exceptional items, profit before tax was £5.4m (2004: £8.9m restated) and earnings per share were 10.2p (2004: 23.9p restated)
- Operating cash inflow increased 8% to £14.2m (2004: £13.2m)
- Net cash of £17.4m (2004: £12.3m)
- Final dividend maintained at 12.1p (2004: 12.1p)
- Pfizer announced in March that it filed the NDA for Exubera®, the world's first inhaled insulin.

Mark Throdahl, Bespak Chief Executive, commented:

"Bespak delivered its sales and profit plan. We increased earnings per share before exceptionals despite the anticipated normalisation of sales to our largest customer. We enjoyed strong growth from new products, and our efficiencies improved. We won three new device development projects and continue to win the majority of new valve programmes. We are encouraged by our growth prospects for the new financial year."

For further information, please contact:

Bespak plc **Tel: +44 (0) 1908 525241**

Mark Throdahl - Chief Executive

Martin Hopcroft - Group Finance Director

Buchanan Communications **Tel: +44 (0) 20 7466 5000**

Tim Thompson / Mark Court / Mary-Jane Johnson

Bespak plc

Preliminary results for the 52 weeks to 30 April 2005

Overview

Bespak plc, a leader in specialty medical devices, increased earnings per share before exceptionals by 6% to 32.8p (2004: 30.9p restated) despite lower sales following the return to 5-day production of its largest contract manufactured product. Profit before tax and exceptionals increased 1% to £11.5 million (2004: £11.3 million restated) due to strong HFA valve growth in the Respiratory business, new product growth in the Device & Manufacturing Services business, increased efficiency across the business and reduced overheads.

In March, the Food & Drug Administration announced that CFC albuterol formulations can be sold in the US until the end of December 2008, a longer period of time than some observers had expected. Sales of CFC valves to the US market increased, and revenues were disproportionately weighted to the final months of the financial year.

Sales of products and services decreased 4% to £77.9 million (2004: £80.8 million) and, including sales of tooling and equipment, turnover decreased 5% to £79.4 million (2004: £83.2 million). Expenses were well controlled in the year, and we benefited from increased interest income. Profit before tax and exceptionals increased 1% to £11.5 million (2004: £11.3 million restated) representing an increase in profit margin to 14.4% (2004: 13.6% restated).

Exceptional operating expenses of £6.1 million were incurred as a result of the decision announced in November to close the Group's manufacturing facility in Cary, North Carolina. This is expected to improve operating profit once production is transferred to the UK, although customers have pulled forward orders to build their inventories in advance of the closure. Closure of the facility is progressing according to plan and will be completed by the end of August 2005. All significant business has been retained, and customers will receive product from our UK facilities in the future. Of the exceptional costs associated with the Cary site closure, £3.8 million reflects an impairment of the fixed assets and £2.3 million is a provision for employee termination costs, closure expenses, and transfer costs.

Profit before tax after exceptionals declined to £5.4 million (2004: £8.9 million restated). Earnings per share after exceptionals declined to 10.2p (2004: 23.9p restated).

The Board has proposed a final dividend of 12.1p per share (2004: 12.1p), payable on 22 September 2005 to those on the shareholder register at 22 July 2005. This reflects the Group's strong operating cash flow during the year. Net cash on 30 April was £17.4 million (2004: £12.3 million), reflecting lower capital spending throughout the year.

Operational Review

Summary

One year ago, we said that we expected reduced volumes of our major contract manufactured product and lower industrialisation income on Exubera®, which we would offset with HFA valve growth and operational improvements from past capital expenditure. These things have happened, and we maintained our bottom line profitability before exceptionals during the year.

Respiratory volume grew 8% and our elastomer vertical integration programme hit its milestones. We broadened our DMS pipeline with three new development programmes. Our facility in Milton Keynes awaits regulatory approval of Exubera® before beginning production of the delivery device. We are in the final stage of closing our

Cary. plant, which manufactured less than 40% of our US sales, and its closure allows us to optimise capacity utilisation in our UK plants.

Respiratory

The respiratory business designs, manufactures and sells metered dose inhaler valves, actuators, and accessories to deliver respiratory drugs to the lung and nasal mucosa. Sales grew 7% to £39.7 million (2004: £37.2 million). We experienced strong HFA growth to customers in Europe and Asia, while also seeing three drugs (each of which has a Bespak valve) approved for the US market.

Bespak's valves for use with environmentally friendly HFA propellants continue to replace CFC-based formulations in Europe. In March the FDA announced that CFC albuterol formulations could continue to be sold in the US through December, 2008. Bespak enjoys a strong position in the US CFC market, and we are seeing strong continued sales of these products.

Our HFA valves are under active consideration by a number of current and prospective customers, and we believe that we have won two thirds of the HFA formulations approved around the world. This is creating further momentum in our Respiratory business. We have recently won a significant MDI valve development agreement for the next generation of world leading inhaled products from a global research-based pharmaceutical company. In the past year new HFA formulations containing Bespak valves were approved in the US for asthma drugs developed by Boehringer-Ingelheim, Ivax, and Sepracor.

Last summer we established a liaison office in India, where respiratory sales have grown substantially over the past year. Key staff have been recruited and put in place in this area.

Over the past several years, Bespak has invested significantly in the development of proprietary rubber seals for our HFA valves. In November we announced that we would develop the capability to manufacture these products. Based in King's Lynn, this vertical integration programme will incur expense of approximately £0.5 million annually over the next three years, following which the programme will generate savings as well as strategic benefits. The programme has hit all its milestones this year, and construction of the facility is now complete with on-going work on process development.

Device & Manufacturing Services

The DMS business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales decreased 13% to £32.8 million (2004: £37.7 million), reflecting the normalisation of volumes of our largest contract-manufactured product from last year's extraordinary levels, partially offset by sales growth of Innovata Biomed's Clickhaler™ device, under license to Otsuka Pharmaceutical Co. and a large European pharmaceutical company.

In conjunction with Nektar Therapeutics, Bespak is developing the manufacturing process for the inhaler device that will deliver the world's first inhaled insulin, Exubera®. Nektar is collaborating with Pfizer, Inc. and Sanofi-Aventis on the development and commercialisation of the product. The European regulatory filing for Exubera® was accepted in March 2004, and the US regulatory filing was accepted for filing in March 2005. Pfizer has characterised Exubera® as the most important advance in insulin administration since hypodermic injections were introduced 80 years ago.

Bespak will also manufacture the registration batches for the regulatory submission of Intraject® for Aradigm Corp., a drug delivery company in Hayward, California. The initial application will be the delivery of Sumatriptan for the treatment of migraine. Intraject® is the needle-free injector technology which Aradigm acquired from Weston Medical.

The business won three new development agreements in 2005: the Next™ dry powder inhaler for Chiesi Farmaceutici, a dry powder inhaler for airPharma and a drug delivery device for a future generation of asthma drugs for a global pharmaceutical company.

Consumer Dispensers

This business manufactures pumps for consumer household products, toiletries, and fragrances. Sales declined 7% to £5.4 million (2004: £5.8 million) due to aggressive price competition in certain product lines. We recruited a new general manager who has increased commercial resources in the UK and Europe, as well as initiated a vigorous cost-out programme. We have set realistic turn-around targets for this business over the next six months.

Growth Strategy

Bespak's strategy is to capitalise on its leading position as a manufacturer of specialty medical devices by growing organically and by acquisition. We will grow our MDI valve business through continued investment in R&D, HFA market share expansion and international sales. We will grow our Device & Manufacturing Services business by capitalising on our proven track record of complex drug/device launches and by adding several new programmes annually.

Our objective is to broaden our customer base beyond pharmaceutical companies. We will build a strong and consistent sales and earnings track record from organic growth as well as selective acquisitions that either complement existing medical businesses or build on the Group's manufacturing and product development expertise. Broadening the Group's customer base beyond pharmaceutical companies will reduce our dependency on lengthy development programmes which make growth difficult to forecast.

We will continue to develop key competencies which we will apply to our businesses and bring to acquisitions: proprietary product development processes that get us to market faster; Six Sigma expertise that takes cost out of our processes and frees up money for growth priorities; and a culture that makes us more responsive to customers and competitive challenges.

Directors

Sir John Chisholm announces today that he will stand down from the Board immediately after the AGM in September, having served as a non-executive director for six years. In June, he was succeeded as Chairman of the Audit Committee by Adrian Auer, who joined the Board in April. We would like to thank Sir John for his thoughtful counsel and contribution.

Financial Review

Trading Performance

Sales of products and services declined by 4% to £77.9 million (2004: £80.8 million), reflecting normalisation of volumes in Device & Manufacturing Services offset by strong growth of HFA valves in Respiratory. Including sales of tooling and equipment that are customer-funded, turnover declined by 5% to £79.4 million (2004: £83.2 million).

Profit on ordinary activities before taxation and exceptional items increased by 1% to £11.5 million (2004: £11.3 million restated) representing an increase in profit margin to 14.4% (2004: 13.6% restated), reflecting increased interest rates on higher cash balances.

Following the announcement of the decision to close the manufacturing facility in the USA, an exceptional cost of £6.1 million has been charged to reflect the impairment of the carrying value of fixed assets and a provision to cover the closure costs. The transfer of certain production to the Group's facilities in the UK is proceeding as planned towards an anticipated shut-down in August 2005, when the majority of the cash impact of the closure costs will be incurred. In the prior year, there were exceptional operating expenses of £2.5 million for the restructuring programme that was initiated in 2003 and whose benefits are evident in the current year's performance.

After exceptional items, profit on ordinary activities before taxation declined to £5.4 million (2004: £8.9 million restated).

Tax

The tax charge on profit before taxation and exceptionals of 23% in the year has benefited from utilisation of prior year losses in the USA where activity has increased in advance of closure, together with tax credits on

research and development expenditure in the UK. The overall tax charge of 49% in the year reflects the nil ta: credit on the exceptional operating expenses.

Earnings per share

Basic earnings per share before exceptional items increased by 6% to 32.8p (2004: 30.9p restated), incorporatin a lower tax rate as a result of utilisation of past tax losses. After exceptional items, basic earnings per shar declined to 10.2p (2004: 23.9p restated).

Dividends

The Board is recommending a maintained final dividend per share of 12.1p (2004: 12.1p), such that the tota dividend for the year amounts to 19.1p (2004: 19.1p). The final dividend will be paid on 22 September 2005 tc shareholders on the register on 22 July 2005.

Cash Flow

Activity in the second half was weighted to the final months of the period with replenishment of the supply chain, following the impact of the FDA announcement in March 2005 that CFC albuterol formulations cannot be sold in the USA after December 2008. This is reflected in the increase in debtors at the year end compared to the prior year. Nevertheless, net cash inflow from operating activities increased by 8% to £14.2 million (2004: £13.2 million).

The net cash inflow before management of liquid resources and financing increased to £4.7 million (2004: £2.0 million), reflecting lower capital expenditure following the completion of significant capital expenditure programmes and customer-funded projects.

Going forward, capital expenditure will exceed depreciation in the short term, in view of the transfer of certain production from the US and the elastomer integration programme. However, we expect to benefit from the sales proceeds on disposal of assets in the USA after closure.

Net cash flow is stated after the cash impact of current year and prior year exceptional operating expenses of £0.2 million (2004: £3.6 million).

Treasury

At the year end, the Group had net cash of £17.4 million (2004: £12.3 million), and un-drawn committed facilities of £12.8 million (2004: £11.7 million).

Transactions in foreign currencies are matched wherever possible and the net position is hedged using forward contracts. The treasury function does not act as a profit centre and no speculative treasury transactions are undertaken.

A proportion of operating assets are denominated in US dollars, which are broadly matched by US dollar borrowings, thereby hedging the balance sheet exposure.

Last year, the average rate of exchange between sterling and the US dollar was 1.85 (2004: 1.71), whilst the year end rate of exchange was 1.91 (2004: 1.77). Around 10% of the Group's sales from the UK are denominated in US dollars.

Pensions

Bespak operates a defined benefit pension scheme in the UK which is closed to new employees who are eligible to join a defined contribution pension scheme. The latest triennial actuarial valuation under SSAP 24 as at 30 April 2002 disclosed net assets of £17.0 million and a deficit of £4.0 million. After consultation, contributions by employees were increased in order to eliminate the deficit over a 15-year period. Bespak continues to account for pensions under SSAP 24. The net deficit under FRS 17 was £10.9 million as at 30 April 2005.

Accounting Policies

During the period, the Group adopted UITF 17 (revised) 'Employee share schemes' and UITF 38 'Accounting for ESOP trusts'. Investments in the Company's own shares are now shown as a deduction from shareholders' funds rather than as fixed asset investments. The prior period has been restated and there is no impact on cash flow.

International Financial Reporting Standards

Preparations are in progress to implement the new international accounting standards in the 52 weeks to 29 April 2006, with first financial results in the interims. Impacts will include changes to the accounts for pension costs and share options. Clarification of the impact in the 52 weeks to 30 April 2005 will be provided in advance of the interims.

Outlook

We have had an encouraging start to the year. We continue to see replenishment of the CFC supply chain in the USA following the FDA ruling on phase out of CFC albuterol formulations, together with inventory building by customers of US-manufactured products in anticipation of an August closure of the Cary facility.

Looking ahead, we expect continuing sales growth of HFA valves in Respiratory and the launch of a new product in Consumer Dispensers. Our DMS business will benefit from increased production of new dry powder inhalers and industrialisation programmes. However, we face timing uncertainty in the current year as to the start of full scale production of the delivery device for Exubera®, which is pending regulatory approval.

We are increasing resources in the DMS business to target new opportunities. The costs for the elastomer vertical integration programme will average £0.5 million in each of the next three years with financial benefits thereafter. The pension deficit will result in a stepped increase in annual pension costs, estimated to be £0.8 million. We are also concerned about a potential stepped increase in electricity charges this year after the large increase last year.

Having achieved performance that was consistent with our plan in the year just ended, we are reassured by the Group's future growth potential this year and beyond, as well as its strong underlying cash generation, but await positive news on Exubera®.

Consolidated Profit and Loss Account

For the 52 weeks to 30 April 2005

		2005	**2005**	**2005**	2004	2004	2004
		Before			Before		
		exceptional	**Exceptional**		exceptional	Exceptional	
		items	**items**	**Total**	Items	items	Total
					Restated		Restated
			(Note 3)		(Note 1)	(Note 3)	(Note 1)
	Note	**£000**	**£000**	**£000**	£000	£000	£000
Sales of products and services		**77,894**	**-**	**77,894**	80,754	-	80,754
Sales of tooling and equipment		**1,492**	**-**	**1,492**	2,422	-	2,422

Turnover	2	**79,386**	**-**	**79,386**	83,176	-	83,176
Operating expenses		**(68,634)**	**(6,066)**	**(74,700)**	(72,216)	(2,465)	(74,681)
Operating profit	2	**10,752**	**(6,066)**	**4,686**	10,960	(2,465)	8,495
Share of joint ventures and associates		**(39)**	**-**	**(39)**	(69)	-	(69)
Net interest receivable	4	**737**	**-**	**737**	432	-	432
Profit on ordinary activities							
before taxation		**11,450**	**(6,066)**	**5,384**	11,323	(2,465)	8,858
Taxation	5	**(2,656)**	**-**	**(2,656)**	(3,099)	611	(2,488)
Profit for the financial period		**8,794**	**(6,066)**	**2,728**	8,224	(1,854)	6,370
Dividends	7			**(5,115)**			(5,111)
Retained (loss)/profit				**(2,387)**			1,259
Earnings per share – basic	6	**32.8p**	**(22.6p)**	**10.2p**	30.9p	(7.0p)	23.9p
Earnings per share – diluted	6	**32.4p**	**(22.3p)**	**10.1p**	30.7p	(6.9p)	23.8p
Dividends per share	7			**19.1p**			19.1p

All amounts relate to continuing operations.

Consolidated Balance Sheet

At 30 April 2005

		2005	2004
			Restated
			(Note 1)
	Note	**£000**	£000

Fixed assets			
Tangible assets		**51,289**	60,479
Investments		**346**	543
		51,635	61,022
Current assets			
Stocks		**6,082**	5,996
Debtors	8	**14,616**	10,615
Short-term investments		**15,229**	17,739
Cash at bank and in hand		**5,073**	2,231
		41,000	36,581
Creditors: amounts falling due within one year	9	**(19,086)**	(22,692)
Net current assets		**21,914**	13,889
Total assets less current liabilities		**73,549**	74,911
Creditors: amounts falling due after more than one year	9	**(399)**	(798)
Provisions for liabilities and charges	10	**(7,556)**	(6,130)
Net assets		**65,594**	67,983
Capital and reserves			
Called up share capital		**2,681**	2,681
Share premium account		**23,051**	23,052
Profit and loss account		**39,862**	42,250
Shareholders' funds		**65,594**	67,983

Consolidated Cash Flow Statement

For the 52 weeks to 30 April 2005

		2005	2004
	Note	**£000**	£000
Net cash inflow from operating activities	11	**14,218**	13,215
Dividends received from associates		**-**	10
Returns on investment and servicing of finance			
Interest received		**900**	578
Interest paid		**(157)**	(204)
		743	374
Taxation			
UK corporation tax paid		**(2,609)**	(1,568)
Overseas tax received/(paid)		**1**	(25)
		(2,608)	(1,593)
Capital expenditure and financial instruments			
Payments to acquire tangible fixed assets		**(2,590)**	(5,017)
Receipts from sales of tangible fixed assets		**4**	30
		(2,586)	(4,987)
Acquisitions and disposals			
Purchase of fixed asset investments		**-**	(56)
Sale of fixed asset investments		**66**	128
		66	72
Equity dividends paid		**(5,111)**	(5,086)

Net cash inflow before management of liquid resources and financing	12	**4,722**	2,005
Management of liquid resources			
Decrease/(increase) in short-term investments		**2,510**	(1,374)
Financing			
Payment for shares		**12**	766
Repayment of loans		**-**	(1,754)
Net cash inflow/(outflow) from financing		**12**	(988)
Increase/(decrease) in net cash		**7,244**	(357)
Reconciliation of net cash flow to movement in net cash			
Net cash brought forward		**12,320**	8,820
Net cash inflow before management of liquid resources and financing		**4,722**	2,005
Payment for shares		**12**	766
Exchange movements on foreign currency net cash		**361**	729
Net cash carried forward		**17,415**	12,320

Statement of Total Recognised Gains and Losses

For the 52 weeks to 30 April 2005

		2005	2004
			Restated
			(Note 1)
		£000	£000
Profit for the financial period		**2,728**	6,370
Exchange movements on foreign currency net investments		**(142)**	(315)

Total recognised gains and losses for the financial period		**2,586**	6,055
Prior year adjustment	1	**53**	
Total recognised gains and losses since last annual report		**2,639**	

Reconciliation of Movements in Shareholders' Funds

For the 52 weeks to 30 April 2005

		2005	2004
			Restated
			(Note 1)
		£000	£000
Shareholders' funds brought forward – as previously stated		**68,251**	67,033
Prior year adjustment	1	**(268)**	(760)
Shareholders' funds brought forward – restated		**67,983**	66,273
Profit for the financial period		**2,728**	6,370
Dividends		**(5,115)**	(5,111)
Exchange movements on foreign currency net investments		**(142)**	(315)
Issue of ordinary share capital		**-**	44
Credit in respect of employee share options		**128**	-

Proceeds from sale of own shares for employee share options		**12**	722
Shareholders' funds carried forward		**65,594**	67,983

Notes to the Accounts

1. Basis of preparation and accounting policies

Based on audited accounts, the financial information set out in this announcement does not constitute the Company's statutory accounts for the 52 weeks to 30 April 2005 or the 52 weeks to 1 May 2004, but is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies and those for 2005 will be delivered after the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s237(2) or s237(3) Companies Act 1985.

The Group has adopted UITF 17 (revised) 'Employee share schemes' and UITF 38 'Accounting for ESOP trusts'. In accordance with the change in accounting policy, investments in the Company's own shares are now shown as a deduction from shareholders' funds rather than as fixed asset investments. The effect on the results for the 52 weeks to 30 April 2005 has been to increase profits by £26,000 and earnings per share by 0.1p and reduce net assets by £101,000. The effect on the 52 weeks to 1 May 2004 has been to reduce profits by £230,000 and earnings per share by 0.8p and net assets by £268,000. The net adjustment of £53,000 disclosed in the statement of total recognised gains and losses represents the cumulative profit and loss movements on investment in own shares arising from the change in accounting policy. The restatement of investment in own shares as a deduction from the profit and loss reserve is not a recognised gain or loss.

The consolidated accounts include the accounts of Bespak plc and its subsidiary undertakings for the 52 weeks to 30 April 2005 (2004: 52 weeks to 1 May 2004).

The accounts are prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2. Segmental information

Turnover by business	**2005**	2004
	£000	£000
Respiratory	**39,681**	37,240
Device & Manufacturing Services	**32,836**	37,727
Consumer Dispensers	**5,377**	5,787
Sales of products and services	**77,894**	80,754
Sales of tooling and equipment	**1,492**	2,422
	79,386	83,176

Turnover by destination	**2005**	2004
	£000	£000
United Kingdom	**23,613**	31,806
United States of America	**27,808**	26,019
Europe	**20,276**	18,619
Rest of the World	**7,689**	6,732
	79,386	83,176

Turnover by origin	**2005**	2004
	£000	£000

United Kingdom	**67,882**	73,017
United States of America	**18,923**	17,833
Total sales	**86,805**	90,850
Intra-group sales	**(7,419)**	(7,674)
	79,386	83,176

Operating profit by origin	**2005**	2004
		Restated
		(Note 1)
	£000	£000
United Kingdom		
Operating profit before exceptional operating expenses	**9,219**	10,526
Exceptional operating expenses	**-**	(2,037)
	9,219	8,489
United States of America		
Operating profit before exceptional operating expenses	**1,533**	434
Exceptional operating expenses	**(6,066)**	(428)
	(4,533)	6
Group		
Operating profit before exceptional operating expenses	**10,752**	10,960
Exceptional operating expenses	**(6,066)**	(2,465)
	4,686	8,495

Net operating assets by origin	**2005**	2004
		Restated
		(Note 1)
	£000	£000
United Kingdom	**55,284**	57,504
United States of America	**4,964**	8,285
Allocated net operating assets	**60,248**	65,789
Unallocated net assets	**5,346**	2,194
Net assets	**65,594**	67,983

Exchange rates	**2005**	2004

Average rate of exchange US $: £1 Sterling	**1.85**	1.71
Closing rate of exchange US $: £1 Sterling	**1.91**	1.77

3. Exceptional items

	2005	2004
	£000	£000
Exceptional operating expenses	**6,066**	2,465
Taxation	**-**	(611)
Exceptional items after taxation	**6,066**	1,854

The exceptional operating expenses in the 52 weeks to 30 April 2005 comprise an impairment charge against the carrying value of the Group's fixed assets in the United States, following the decision to close the manufacturing facility in North Carolina, together with exceptional cash costs that will be incurred during the period that it remains operational. The exceptional operating expenses in the prior year comprised mainly employee severance costs.

4. Net interest receivable

	2005	2004
	£000	£000
Interest receivable	**894**	599
Interest payable	**(157)**	(167)
	737	432

5. Taxation

	2005	2004
	£000	£000
Current taxation	**2,901**	2,492
Deferred taxation	**(245)**	(4)
	2,656	2,488

6. Earnings per share

	2005	2004
		Restated
		(Note 1)
	£000	£000

Net profit after tax before exceptional items	**8,794**	8,224
Exceptional items after taxation	**(6,066)**	(1,854)
Net profit after tax	**2,728**	6,370
Weighted average number of shares in issue (shares)	**26,805,889**	26,804,021
Shares owned by Employee Share Ownership Trusts (shares)	**(34,114)**	(156,045)
Average number of shares in issue for basic earnings (shares)	**26,771,775**	26,647,976
Dilutive impact of share options outstanding (shares)	**353,691**	136,407
Diluted average number of shares in issue (shares)	**27,125,466**	26,784,383
Basic earnings per share before exceptional items (pence)	**32.8p**	30.9p
Basic loss per share on exceptional items (pence)	**(22.6p)**	(7.0p)
Basic earnings per share (pence)	**10.2p**	23.9p
Diluted earnings per share before exceptional items (pence)	**32.4p**	30.7p
Diluted loss per share on exceptional items (pence)	**(22.3p)**	(6.9p)
Diluted earnings per share (pence)	**10.1p**	23.8p

7. Dividends

	2005	2004
	£000	£000
Interim dividend paid of 7.0p per share (2004: 7.0p)	**1,874**	1,874
Final dividend proposed of 12.1p per share (2004: 12.1p per share)	**3,241**	3,237
	5,115	5,111

8. Debtors

	2005	2004
	£000	£000
Debtors falling due within one year	**13,750**	9,851
Debtors falling due after more than one year	**866**	764
	14,616	10,615

9. Creditors

	2005	2004
	£000	£000
Amounts falling due within one year		
Bank overdrafts & loans – unsecured	**2,887**	7,650
Proposed dividend	**3,241**	3,237
Corporate taxation	**1,618**	1,316
Other creditors	**11,340**	10,489
	19,086	22,692
Amounts falling due after more than one year		
Other creditors	**399**	798
	399	798

10. Provisions for liabilities and charges

	2005	2004
	£000	£000
Deferred taxation	**5,478**	5,723
Plant closure	**1,845**	-
Post retirement benefits	**233**	407
	7,556	6,130

11. Cash flow from operating activities

	2005	2004
		Restated
		(Note 1)
	£000	£000
Operating profit	**4,686**	8,495
Depreciation	**7,637**	7,608
Impairment charge *(note 3)*	**3,784**	-
Provision against/(profit on sale of) fixed asset investment	**102**	(80)
Loss on sale of tangible fixed assets	**97**	65
Charge in respect of own shares	**128**	-
Increase in stocks	**(171)**	(2,580)

(Increase)/decrease in debtors	**(4,169)**	1,528
Increase/(decrease) in creditors	**330**	(1,719)
Increase/(decrease) in provisions	**1,794**	(102)
Net cash inflow from operating activities	**14,218**	13,215

Operating cash flow in the 52 weeks to 30 April 2005 includes an outflow of £235,000 relating to exceptional operating expenses in the 52 weeks to 30 April 2005.

Operating cash flow in the 52 weeks to 1 May 2004 includes an outflow of £2,419,000 relating to exceptional operating expenses in the 52 weeks to 1 May 2004 and an outflow of £1,196,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

12. Reconciliation of net cash flow to movement in net cash

	2 May	Cash	Exchange	**30 April**
	2004	flow	Movements	**2005**
	£000	£000	£000	**£000**
Cash at bank and in hand	2,231	2,866	(24)	**5,073**
Overdrafts and short-term loans	(7,650)	4,378	385	**(2,887)**
Net (overdrafts and short-term loans)/cash	(5,419)	7,244	361	**2,186**
Short-term investments	17,739	(2,510)	-	**15,229**
Net cash	12,320	4,734	361	**17,415**
Financing items included in cash flow movements				
Payment for shares		(12)		
Net cash inflow before management of liquid				
resources and financing		**4,722**		

END

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Regulatory Announcement

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Notification of Results
Released	14:21 22-Jun-05
Number	9049N

bespak

For immediate release

22 June 2005

Bespak plc

NOTIFICATION OF PRELIMINARY RESULTS

Bespak plc (LSE : BPK), a leader in specialty medical devices, will announce its Preliminary Results for the year ended 1 May 2005 on Wednesday, 13 July 2005.

An analyst meeting will be held at 10.00 am and a press meeting will follow at 11.15 am on 13 July at the offices of Buchanan Communications, 107 Cheapside, EC2V 6DN.

For further information please call:

Buchanan Communications — **Tel: 0207 466 5000**
Tim Thompson, Mark Court, Mary-Jane Johnson

END

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Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	09:52 15-Jun-05
Number	5856N

bespak

RNS Number:5856N
Bespak PLC
15 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Andrew Anthony Schumann

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Shareholder and spouse - beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Andrew Anthony Schumann - 89,996

BBHISL Nominees Limited a/c 125680 - 56,980

Transact Nominees Limited a/c INTEGRA1 - 600,000

Pershing Keen Nominees Limited a/c RKCLT - 310,004

5) Class of security: Ordinary

6) Date company informed: 13 June 2005

7) Total holding following this notification: 1,056,980

8) Total percentage holding of issued class following this notification: 3.94%

9) Any additional information: Total shares in issue - 26,805,889

10) Name of contact and telephone number for queries: Louise Scott 01908 525240

11) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 15 June 2005

For more information on the Bespak Group please visit our Website at www.Bespak.com

Regulatory Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	11:54 09-Jun-05
Number	3630N

RNS Number:3630N
Bespak PLC
09 June 2005

INTEREST IN SHARES

Bespak plc has today been notified by Artemis Investment Management Limited that Artemis UK Smaller Companies Fund no longer has a notifiable interest in Bespak's shares.

Louise Scott
Company Secretary

Tel: +44 (0)1908 525240

9 June 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Bespak PLC
TIDM	BPK
Headline	*Holding(s) in Company*
Released	17:35 08-Jun-05
Number	3336N

bespak

RNS Number:3336N
Bespak PLC
08 June 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 3,410,000

Mineworkers Pension Scheme (Chase GIS) Nominees Ltd a/c MPSX - 1,037,240

British Coal Staff Superannuation Scheme (Chase GIS) Nominees Ltd a/c BCSSSX - 992,866

Nortrust Nominees Limited - 225,000

5) Class of security: Ordinary

6) Date company informed: 8 June 2005

7) Total holding following this notification: 5,665,106

8) Total percentage holding of issued class following this notification: 21.134

9) Any additional information: Shares in issue 26,805,889

10) Name of contact and telephone number for queries: Louise Scott, 01908 525240

11) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification: 8 June 2005

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

Regulatory Announcement

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Company	Schroder Investment Management Ltd
TIDM	
Headline	SAR 5 - Bespak Plc
Released	12:25 08-Jun-05
Number	3037N

FORM SAR 5

DISCLOSURE OF DISPOSALS
(Rule 5 of The Rules Governing Substantial Acquisitions of Shares)

Name of seller	**Schroder Investment Management Limited**
Beneficial owner, if different from above	**Clients under discretionary management agreements with Schroder Investment Management Limited and its associates and subsidiaries.**
Names of any other persons acting by agreement or understanding (see SAR 5)	**n/a**
Company dealt in	**Bespak Plc**
Class of voting shares (eg ordinary shares)	**Ord 10p**
Date of disposal	**07.06.05**

Number of shares disposed of	**250,000**
Number of rights over shares disposed of #	**n/a**
Nature of rights over shares	**n/a**

Total holding of voting shares (and percentage of total voting shares in issue)	**5,665,106 (21.134%)**
Total holding of rights over shares (and percentage of total voting shares in issue)	**n/a**
Combined total holding (and percentage) of voting shares and rights over shares	**5,665,106 (21.134%)**

Date of disclosure	**08.06.05**
Contact name	**Duncan Murray**
Telephone number	**020 7658 2962**

See the definition of "rights over shares" in the Definitions Section of the SARs.

For details of the SARs disclosure requirements, see SARs 3 and 5 and their Notes which can be viewed on the Takeover Panel's

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	14:02 27-May-05
Number	8711M

RNS Number:8711M
Bespak PLC
27 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company: Bespak plc

2. Name of shareholder having a major interest:

Legal & General Investment Management Limited on behalf of itself and Legal & General Group Plc and its group companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   See next section

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

   A Legal & General Group company is the beneficial owner of each of the following:

   HSBC Nominees Ltd A/c 914945 - 11,406

   HSBC Nominees Ltd A/c 775245 - 114,194

   HSBC Global Custody Nominee (UK) Ltd A/c 942229 - 709,165

   HSBC Global Custody Nominee (UK) Ltd A/c 942217 - 48,380

   HSBC Global Custody Nominee (UK) Ltd A/c 942175 - 38,000

   HSBC Global Custody Nominee (UK) Ltd A/c 942187 - 1,500

   HSBC Nominees Ltd A/c 360509 - 32,033

Legal & General Investment Management Limited manages each of the following:

   Nortrust Nominees Ltd A/c LGL01 - 55,095

   HSBC Nominees Ltd A/c 811706 - 1,505

5. Class of security: Ordinary

6. Date company informed: 27 May 2005

7. Total holding following this notification: 1,011,278

8. Total percentage holding of issued class following this notification: 3.77

9. Any additional information: Total shares in issue - 26,805,889

10. Name of contact and telephone number for queries: Louise Scott 01908 525240

11. Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 27 May 2005

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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Free annual report

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:23 23-May-05
Number	6163M

bespak

RNS Number:6163M
Bespak PLC
23 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 309,302 (material)

Chase GA Group Nominees Limited - 1,113,496 (material)

CUIM Nominee Limited - 429,725 (material)

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 15,507

8) Percentage of issued class: 0.058

9) Class of security: Ordinary

10) Date of transaction: 19 May 2005

11) Date company informed: 23 May 2005

12) Total holding following this notification: 1,872,523

13) Total percentage holding of issued class following this notification: 6.99

14) Any additional information: Total shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification : 23 May 2005

For more information on the Bespak Group please visit our Website at www.Bespak.com